Exhibit (a)(5)(W)

Beacon All Birds Email

To: All Birds

From: Andrew Obenshain

Subject: Update on tender offer

Birds –

I’m coming to you today with great news about our agreement to be acquired by Carlyle and SK Capital! We announced today that all regulatory approvals required to complete the transaction are now complete, and we expect the merger to close promptly following the successful completion of the ongoing tender offer. This is great news for stockholders, for patients and families, and for our team as it clears the path to begin the next chapter of our journey to deliver potentially curative gene therapies in the commercial setting.

As we shared last week, the TO deadline has been extended to May 12. Typically, once 50.1% of stockholders tender their shares, and at the conclusion of the offer period, a transaction will close promptly.

Thanks to everyone in the flock who has tendered their shares. As a reminder, we are asking all birds who hold shares through Shareworks to complete the tender election form by 5 p.m. this Wednesday. This is an important step to ensure our path forward—let’s get to 100% of employee shares tendered! Please reach out to tender@bluebirdbio.com with any questions or if you need support.

Onward-

Andrew

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is being made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that were filed by Parent and Merger Sub with the SEC on March 7, 2025. In addition, bluebird has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 7, 2025. The tender offer materials and the Solicitation/Recommendation statement, as they may be amended from time to time, contain important information that should be read carefully when they become available and considered before any decision is made with respect to the tender offer. Investors will be able to obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, copies of these materials and other documents by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.